Exhibit 99.77C

ITEM 77C. MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

                          Annual Meeting Proxy Results

The Annual Meeting of Shareholders of the Fund was held on May 5, 2010. The description of each matter voted upon and the number of shares voted at the Annual Meeting is as follows:

                                         For           Withheld      Abstain
1. Election of Directors*

   Directors elected by the holders
   of the Fund's common stock:

   Philip R. McLoughlin              161,377,881      5,961,875
   Nathan I. Partain                 161,540,595      5,799,161

   Director elected by the holders
   of the Fund's preferred stock:

   Robert J. Genetski                      3,270             63

*  Directors whose term of office continued beyond this meeting are Stewart
   E. Conner, Nancy Lampton, Geraldine M. McNamara, Eileen A. Moran, Christian H. Poindexter, Carl F. Pollard and David J. Vitale.

2. Consideration of an Amendment to the Fund's Articles of Amendment and Restatement to Increase the Number of Authorized Shares of Common Stock

                                         For           Withheld      Abstain

   Common stock votes                149,707,545     13,476,041     4,156,172

   Preferred stock votes                   3,175            143            15

3. Consideration of an Amended and Restated Investment Advisory Agreement, Which Includes a Retroactive Payment to the Adviser for Its Management Since March 24, 2009 of Fund Assets Derived From Borrowings Under the Fund's Credit Facility

                                         For           Withheld      Abstain

   Common stock votes                112,700,875     14,070,128     5,279,382

   Preferred stock votes                   1,282             78             0